EVERGY MISSOURI WEST, INC.

1200 MAIN STREET

KANSAS CITY, MISSOURI 64105

February 9, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Weidberg, Office of Structured Finance Arthur Sandel, Office of Structured Finance

Re:	Evergy Missouri West, Inc. Evergy Missouri West Storm Funding I, LLC Registration Statement on Form SF-1 File Nos. 333-268913 and 333-268913-01

Dear Mr. Weidberg and Mr. Sandel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Evergy Missouri West, Inc. and Evergy Missouri West Storm Funding I, LLC, hereby request that the effective date of the Registration Statement referred to above be accelerated so that the same will become effective on February 13, 2024 at 9:00 a.m. E.T., or as soon as practicable thereafter.

Please call or email Michael F. Fitzpatrick, Jr. or Adam R. O’Brian of Hunton Andrews Kurth LLP at (212) 309-1071 or (212) 309-1043, respectively, or mfitzpatrick@huntonak.com or aobrian@huntonak.com, respectively, as soon as the registration statement has been declared effective.

Very truly yours,

Evergy Missouri West, Inc.

By:	/s/ Geoffrey T. Ley
Name:	Geoffrey T. Ley
Title:	Vice President, Corporate Planning and Treasurer

cc:	Michael F. Fitzpatrick, Jr., Hunton Andrews Kurth LLP Adam R. O’Brian, Hunton Andrews Kurth LLP